Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Six Months Ended May 31,
	2010		2009
Net income	$427		$524
Income tax benefit, net	(16)		(16)

Income before income taxes	411		508

Fixed charges
Interest expense, net	195		186
Interest portion of rent expense(a)	11		9
Capitalized interest	13		19

Total fixed charges	219		214

Fixed charges not affecting earnings
Capitalized interest	(13)		(19)

Earnings before fixed charges	$617		$703

Ratio of earnings to fixed charges	2.8	x	3.3	x

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.